Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information-Risk Factors” contained in our Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 Annual Report”), as well as those discussed elsewhere in our other filings with the Securities and Exchange Commission.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.  We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do occur, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties set forth under Item 3.D, “Key Information – Risk Factors” contained in our 2012 Annual Report. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this Report on Form 6-K.

Our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2013 appeared in our Form 6-K dated September 3, 2013. This Report on Form 6-K contains balances and disclosures which are neither audited nor reviewed. It is filed in order to update our registration statements filed with the Securities and Exchange Commission.

The following discussion should be read in conjunction with our interim condensed consolidated financial statements for the six months ended June 30, 2012 and 2013, appearing elsewhere in this Form 6-K, our audited financial statements for the year ended December 31, 2012 appearing in our Form 20-F dated April 29, 2013 and Item 5--"Operating and Financial Review and Prospects" appearing in our 2012 Annual Report.

We have suffered cumulative losses amounting to $372 million as well as capital deficiency amounting to $11.5 million.  The balance of cash and cash equivalents, restricted cash and long term interments has decreased during the last five years.   As described in more detail below and in item 10C of the 2012 Annual Report, we consummated an arrangement with the holders of our Series A and Series B convertible notes on July 2, 2012 (the “2012 Arrangement”). We had expected to significantly reduce the principal amount outstanding under our Series A and Series B convertible notes through conversions into our ordinary shares as a result of the 2012 Arrangement, which provided, in part, for a substantial reduction in the conversion price with respect to these notes for a limited period of time. Pursuant to the arrangement, only an aggregate of NIS 13,980,410 (or approximately $3.6 million) principal amount of these notes were converted into our ordinary shares. As a result, an aggregate of NIS 97,793,918 (or approximately $24.9 million) of principal amount of these notes were outstanding as of August 6, 2012, the last day of the period in which the lowest conversion prices were in effect. During August 2012 through June 2013, pursuant to the terms of the arrangement, we repaid an aggregate of NIS 45.6 million (or approximately $11.5 million) of the principal amount of the Series A and Series B notes. An aggregate principal amount of NIS 36.9 million (or approximately $10.2 million) with respect to these notes is required to be paid by July 2014, with the remaining NIS 15.2 million (or approximately $4.2 million) in principal amount of Series B notes required to be paid in December 2017. The principal amounts of notes referred to in this paragraph do not include amounts for CPI linkage or accrued interest. The U.S. Dollar translations provided for convenience are based on the representative exchange rate published by the Bank of Israel on the date of the applicable transaction or, for future transactions, based on the representative exchange rate published by the Bank of Israel on June 28, 2013.

We continue to evaluate various financing alternatives, and together with representatives of our note holders how to best utilize our assets, but there can be no assurance that we will be able to raise additional capital or utilize our assets effectively. We may also consider other measures to reduce our expenses or raise additional funds such as additional operating cost reductions or a sale or license of a portion of our intellectual property. See below regarding the Strategic Investment Agreement that we had reached and our proposed transaction with ECI Telecom Ltd.   Despite the steps we have taken, there is a substantial doubt as to our ability to continue as a going concern. Our consolidated financial statements for the year ended December 31, 2012 and for the six months ended June 30, 2013 have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the resolution of the uncertainties with respect to our ability to repay the outstanding principal amount of our Series A and Series B notes.

Overview

We develop, market and sell telecommunication transport equipment capable of supporting the growing capacity demands for Ethernet services and high bandwidth video services, such as HDTV, Internet Protocol television, or IPTV, and video on demand, or VOD, and interactive television (together known also as “video services”), 2G, 3G and 4G mobile backhauling, as well as other types of data services and voice services, whether transmitted over wireline or cellular networks, in metropolitan networks. Our target customers are telecommunication service providers active in metropolitan areas.

The end-user base for our products is comprised primarily of telecommunication companies, and has historically been concentrated in each year among a very small number of companies. Sales to KDDI, a Japanese telecommunications carrier, accounted for approximately 11.6% of our revenues in the six months ended June 30, 2012 and 12.7% of our revenues in the six months ended June 30, 2013.

Sales to a European customer that accounted for 12.2% of our revenues in the six months ended June 30, 2012 and 15.8% of our revenues in the six months ended June 30, 2012.

In June 2009, our CM-4000 was selected by Mexico’s MetroNet as their main network infrastructure building block. The CM-4140 was selected to replace MetroNet’s existing carrier Ethernet switches that were at the end of their life and could not be purchased any longer. Sales to MetroNet accounted for approximately 11.2% of our revenues in the six months ended June 30, 2012, and approximately 25.1% of our revenues in the six months ended June 30, 2013.

In January 2012, our CM-4000 was selected by Oki Network Integration CO., Ltd., a Japanese customer, as a channel for Vic Tokai. Sales to Vic Tokai accounted for approximately 10.4% of our revenues in the six months ended June 30, 2012, and approximately 0.4% of our revenues in the six months ended June 30, 2013.

The percentage of revenues accounted for by a customer in the six month period may not be indicative of the percentage of revenues accounted for by that customer for the entire year. We expect that we will continue to experience high customer concentration.

Towards the end of the second quarter and during the third quarter of 2012, we significantly decreased our employee head count across all departments. Accordingly, our operating expenses were significantly lower in the second half of 2012 than in the first half of 2012, and lower still in the first half of 2013. We expect our operating expenses in the second half of 2013 to be similar or lower than in the first half of 2013.

We reported losses in each of 2007 through 2012 and expect to report a loss for 2013. We will need to increase our revenues significantly and further reduce our operating expenses in order to become profitable. However, we expect that our revenues for 2013 will be significantly lower than in 2012.

On March 12, 2013, we entered into a Strategic Investment Agreement (the “SIA”) with Networks3, Inc., a non-practicing entity controlled by Hudson Bay Capital. Pursuant to the SIA, Networks3 was to pay us $8 million upon closing, of which $5 million were for the purchase of our patent portfolio, $2.5 million were for the purchase of 4,747,409 of our newly issued ordinary shares at the price of $0.52 per share, and $0.5 million were for the purchase of an unsecured subordinated note in the principal amount of $0.5 million with interest at applicable federal rate (approximately 1% per year), maturing on the third anniversary of the closing and guaranteed by Corrigent.  Of the proceeds, $5 million were designated to repay our Senior A notes and Senior B notes based on an agreement to be reached with them, and $3 million to finance our ongoing activities. In addition, common stock of Networks3 constituting 10% of its outstanding capital stock was to be issued to us and a right to receive a varying percentage of the profits of Networks3 generated in the future by payments from third parties for past and future use of patents in the patent portfolio was to be granted to us. On August 12, 2013, Networks3 Inc. delivered us a notice terminating the SIA on the grounds that one of the conditions precedent for closing the transactions contemplated by the SIA has not been satisfied.  This condition precedent requires that the Israeli Office of the Chief Scientist (the “OCS”) issue an approval of the transfer of intellectual property from Orckit to Networks3 in a form satisfactory to Networks3. We are examining our next steps, including the initiation of legal action to enforce our rights under the SIA

On March 12, 2013, we also entered into a Note Purchase Agreement with two funds managed by Hudson Bay Capital to issue and sell to them senior secured notes in the aggregate principal amount of $5 million.  This transaction was consummated on March 18, 2013. The notes bore interest at the rate of 1.5% per year until July 30, 2013 and 15% per year thereafter. The notes were to mature on the earlier of May 31, 2014 and the closing of the transactions contemplated by the SIA. We had the right to redeem the notes at any time, in whole or in part, and we fully redeemed the notes in two payments in June 2013.

On August 21, 2013, we signed a non-binding memorandum of understanding with ECI Telecom Ltd. ("ECI"), an Israeli telecommunications equipment manufacturer, with respect to the terms of a proposed transaction pursuant to which we would grant an exclusive license to ECI to develop, manufacture and sell products comprising our packet transport technology. If a definitive agreement is signed, we would be entitled to receive $4.5 million over a period of approximately four years on the account of royalties payable on the sales arising from said license and in consideration for the sale of inventory and research and development equipment to ECI.  As a condition to the transaction, ECI would hire certain of our present and former employees (including key employees and one officer), on terms to be agreed between them. There is no assurance that a definitive agreement will be signed.

On September 16, 2013, our ordinary shares were transferred from the main list of the Tel Aviv Stock Exchange (the "TASE") to the maintenance list of the TASE for failure to satisfy the minimum shareholders' equity condition for continued listing on the main list.  As of June 30, 2013, our capital deficiency was approximately $11.5 million.  The TASE informed us that if the conditions for renewing trade on the TASE's main list will not be satisfied within 24 months, our shares will be delisted on September 16, 2015.  Trading  of securities on the TASE's maintenance list is carried out once per day, in a limited format.  This could have a negative impact on the trading price of our shares on the TASE.

The current economic and credit environment is having a significant negative impact on business around the world.  Our business is particularly subject to conditions in the telecommunications industry which impact our major customers and potential customers. These conditions may be depressed or may be subject to deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders for our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us. Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could reduce our cash balances, require us to assume greater credit risk relating to that customer’s receivables, could cause us to defer recognition of revenues or could limit our ability to collect receivables related to purchases by that customer.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions based upon the information available at the time they are made, historical experience and various other factors believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management evaluates its estimates and judgments on an on-going basis.

The critical accounting policies described in Item 5 in our 2012 Annual Report are those that are both most important to the portrayal of our financial position and our results of operations, and require management's most difficult, subjective or complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. As of June 30, 2013, there have been no material changes to any of the critical accounting policies contained in Item 5 of the 2012 Annual Report.

Results of Operations

The following table sets forth certain items from our consolidated statement of operations as a percentage of total revenues for the periods indicated:

	Six months ended June 30,
	2012	2013
Revenues	100%	100%
Cost of revenues	43.8	33.2
Gross profit	56.2	66.8
Research and development expenses, net	48.4	25.8
Selling, general and administrative expenses	79.6	52.3
Operating loss	(71.8)	(11.3)
Financial expenses, net	(11.2)	(23.2)
Income (expenses) from devaluation (revaluation) of conversion feature embedded in series A convertible notes	(6.1)	(2.8)
Gain (loss) from revaluation of series B convertible notes	2.4	(36.6)
Other income	-	1
Net loss	(86.7)	(72.9)

Comparison of the Six Months ended June 30, 2012 and 2013.

Revenues. Most of our revenues of $4.7 million in the six months ended June 30, 2013 were generated from sales of our CM-4000 product line to customers in Europe and Mexico, as well as from sales of our CM-100 product line to KDDI. Most of our revenues of $6.8 million in the six months ended June 30, 2012 were generated from sales of our CM-4000 product line to customers in Europe, as well as from sales of our CM-100 product line and related services to KDDI. In the fourth quarter of 2012 we stopped receiving service revenues from KDDI. A portion of our revenues in the six months ended June 30, 2012 was generated from new customers. Our revenues decreased in the six months ended June 30, 2013 compared to the comparable period in the previous year primarily as a result of a major decrease in sales and services from KDDI.

Gross Profit. Gross profit was $3.1 million, or 66.8% of revenues, in the six months ended June 30, 2013, compared to $3.8 million, or 56.2% of revenues, in the six months ended June 30, 2012. The increase in our gross profit percentage in 2013 was primarily attributable to a lower cost of materials as well as to the sale of products that included items that previously had been written-off.

Operating Expenses

	2012	2013	% Change
	Six months ended June 30, ($ in millions)		June 2013 vs. June 2012
Research and development, net	3.3	1.2	(63.2)%

Selling, general and administrative	5.4	2.4	(54.6)%
Total operating expenses	8.7	3.6	(57.9)%

Research and Development Expenses, net. Our net research and development expenses were lower in the six months ended June 30, 2013 than in the comparable period in 2012 primarily due to a decrease in our employee headcount and the use of less materials and sub-contractors due to lower research and development efforts.

Grants, mainly from the government of Israel, for research and development are offset against our gross research and development expenses. Research grants were $144,000 in the first six months of 2013 compared to $717,000 in the comparable period last year. Research grants in 2013 were lower than in 2012 because our research and development efforts were lower in 2013, resulting in lower government participation.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were lower in the six months ended June 30, 2013 than in the comparable period in 2012. The decrease resulted primarily from a decrease in salary expenses due to the reduction in our employee headcount. This reduction also resulted in a reduction in related overhead expenses.

Financial Expenses, net.  We had $1.1 million of financial expenses, net in the six months ended June 30, 2013 compared to $760,000 of financial expenses, net in the comparable period in 2012. Financial expenses, net consisted primarily of interest expense with respect to our Series A convertible notes and currency exchange differences, plus, in 2012, impairment of marketable securities offset, in part, by our financial income, primarily from our marketable securities.

Adjustments related to Series A and Series B convertible notes.  Fair value adjustments related to our Series A convertible notes resulted in financial expense of $133,000 in the six months ended June 30, 2013 and $416,000 in the six months ended June 30, 2012. The decrease is related primarily to the valuation of the derivative option in the notes, as well as discount amortization which was amortized over the period from issuance date to March 2012 only, with a minor adjustment during second quarter 2012, having effect in 2012 but not in 2013.

Fair value adjustments related to our Series B convertible notes resulted in financial expenses of $1.7 million in the six months ended June 30, 2013 and financial income of $168,000 in the six months ended June 30, 2012. The increase in the financial expenses related primarily to an increase in the fair value of the Series B convertible subordinated notes in the six month ending June 30, 2013.  Our Series B convertible notes were issued in June 2011 and are traded on the Tel Aviv Stock Exchange.

Liquidity and Capital Resources

We have historically financed our operations primarily through sales of equity, issuances of convertible notes, receipt of grants to fund research and development and sale or maturity of marketable securities and loans from banks and from shareholders.

We had working capital (total current assets net of total current liabilities) of $3.0 million as of June 30, 2013 and working capital of $3.8 million as of December 31, 2012. The decrease in our working capital resulted primarily from the decrease in our cash and accounts receivable  balances.

We had cash, cash equivalents, and restricted cash of $2.0 million as of June 30, 2013, compared to $3.2 million as of December 31, 2012. The decrease in our cash and cash equivalents resulted primarily from the use of funds for operating activities.

Cash Used in Operating Activities

In the six months ended June 30, 2013, we generated $424,000 of cash in operating activities primarily as a result of an increase in trade payables, accrued expenses and other payables and an increase in inventories.

Cash Provided by Investing Activities

Our principal investing activity during the six months ended June 30, 2013 was the receipt of restricted cash of $5.0 million in consideration for the issuance of senior secured notes to two funds affiliated with Hudson Bay Capital and the disposal of such cash upon our redemption of such notes. We also purchased property and equipment in an amount of $47,000.

Cash Provided by Financing Activities

Our principal financing activity during the six months ended June 30, 2013 was the receipt of restricted cash of $5.0 million in consideration for the issuance of senior secured notes to two funds affiliated with Hudson Bay Capital and the disposal of such cash upon our redemption of such notes. We also repaid a portion of our series A and series B convertible notes in an accumulated amount of $1.6 million.

Arrangement with Note Holders

On July 2, 2012, we consummated the arrangement with the holders of our Series A convertible notes and Series B convertible notes. The arrangement provides for the deferral of the March 2012 early redemption right of the Series A note holders over approximately 29 months, with aggregate payments of $9.1 million in August 2012, $2.3 million in October 2012, $1.3 million in March 2013 and $11 million (plus all accrued and unpaid interest) in July 2014. In addition, early payments to the Series B note holders are also to be made as follows: $540,000 in August 2012, $360,000 in October 2012, $144,000 in March 2013 and $192,000 in July 2014. The balance of approximately $3.9 million in principal amount of the Series B notes is payable in December 2017.  The arrangement did not reduce the total amounts payable to the note holders. Pursuant to the terms of the arrangement, the conversion price of the Series A notes was reduced from NIS 63.00 (approximately $16.05) per share to NIS 1.37 per share (approximately $0.35) during the period from July 3, 2012 and to July 22, 2012. Thereafter, the conversion price of the Series A notes increased to NIS 7.61 per share (approximately $1.94). The conversion price of the Series B notes was reduced from NIS 10.00 (approximately $2.55) per share to NIS 7.61 per share (approximately $1.94) during the period from July 3, 2012 and to July 12, 2012. Thereafter, the conversion price of the Series B notes was further reduced to NIS 1.83 per share (approximately $0.47) until August 6, 2012. Thereafter, the conversion price of the Series B notes returned to NIS 7.61 per share. Between July 3, 2012 and August 6, 2012, Series A notes in an aggregate principal amount of NIS 3,260,125  (or approximately $830,000) were converted into 2,379,653 ordinary shares, and Series B notes in an aggregate principal amount of NIS 10,720,285 (or approximately $2,731,000) were converted into 5,858,079 ordinary shares . For more details, please see item 10C in our Annual Report on Form 20-F.

We had planned to consummate another arrangement with our note holdings in August 2013, which would have results to the extinguishment of all the debt under the notes, but the termination of the Strategic Investment Agreement by Networks3 Inc. undermined that effort.

Working Capital

We depend on sales to a limited number of significant customers.  The loss of a significant customer, or a decrease in purchases by a significant customer, could have a material adverse effect on our working capital and results of operations.

As of June 30, 2013, the Company has suffered cumulative losses amounting to $372 million as well as a capital deficiency amounting to $11.5 million. The balances of cash and cash equivalents, restricted cash and long term investments have decreased during the last five years. In order to improve its cash position and reduce its expenses, the Company implemented in 2012 and 2013, cost reduction plans in which it dismissed a large portion of its headcount. The Company has liabilities towards noteholders amounting to approximately $18 million. The Company has the ability to finance its activities during the coming months from available cash balances.  In order to continue, it will need to raise further capital, through the sale of additional equity securities, raising senior debt, or commercializing a portion or all of its intellectual and intangible property.

These facts raise substantial doubt as to the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

 As of June 30, 2013, we had $2.0 million of cash, cash equivalents, including our restricted cash. Without raising additional funds through the sale or license of a portion of our intellectual property or otherwise,  we cannot be certain that we have sufficient capital to operate our business and repay our obligations under our Series A and Series B notes as payments become due. In particular, as result of the approximately $12.0 million payments due to our note holders in July 2014, our cash and cash equivalents balance as of December 31, 2014 is expected to be negative in the amount of approximately $12.0 million.